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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Energy Spectrum Partners, LP (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

5956 Sherry Lane, Suite 900
--------------------------------------------------------------------------------
                                    (Street)

Dallas                             Texas                    75225
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Allis Chalmers Corporation (ALCM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     2/19/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)


                      -----------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Series A     $0.50   2/19/03           J(2) V    N/A         Immediately N/A    Common    7,000,000 N/A   3,500,000  D
10%
Cumulative
Convertible
Preferred
Stock
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Warrant      $0.15   2/19/03           J(3) V   875,000      Immediately 1/31/12 Common     875,000 N/A     875,000  D
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
Explanation of Responses:

(1) Energy Spectrum Capital LP is the general partner of Energy Spectrum Partners, LP. Energy Spectrum LLC is the general partner of Energy Spectrum Capital LP.
(2) Pursuant to the terms of the Series A 10% Cumulative Convertible Preferred Stock owned by the reporting person and by agreement between the reporting person and the issuer, the conversion price of such preferred stock was reduced from $0.75 to $0.50. The reporting person is thus eligible to acquire 7,000,000 shares of the issuer's common stock instead of 4,666,666 shares.
(3) Pursuant to the terms of that certain Stock Purchase Agreement dated February 1, 2002 between the issuer and the reporting person, this warrant was issued on the transaction date to the reporting person without additional consideration because the issuer had not redeemed shares of the Series A 10% Cumulative Convertible Preferred Stock before the one year anniversary of the agreement.


Energy Spectrum Partners, LP
By: Energy Spectrum Capital, LP, General Partner
By: Energy Spectrum LLC, General Partner                    February 19, 2003
                                                         -----------------------
                                                                 Date

By: /s/ Thomas O. Whitener
----------------------------------------
Its: Chief Operating Officer

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information
                            -----------------------

Name:      Energy Spectrum Capital, LP         Energy Spectrum LLC

Address:   5956 Sherry Lane, Suite 900         5956 Sherry Lane, Suite 900
           Dallas, Texas 75225                 Dallas, Texas 75225

Designated
Filer:     Energy Spectrum Partners, LP        Energy Spectrum Partners, LP

Issuer
Ticker
Symbol:    Allis-Chalmers Corporation (ALCM)   Allis-Chalmers Corporation (ALCM)

Date of
Events:    2/19/03                             2/19/03

Amount of  Shares of Series A 10% Cumulative   Shares of Series A 10% Cumulative
Stock:     Convertible Preferred Stock         Convertible Preferred Stock
           convertible into 7,000,000 shares   convertible into 7,000,000 shares
           of common stock and Warrant to      of common stock and Warrant to
           purchase 875,000 shares of common   purchase 875,000 shares of common
           stock                               stock

Signature: Energy Spectrum Capital, LP         Energy Spectrum LLC
           By: Energy Spectrum LLC,
               General Partner

           By: /s/ Thomas O Whitener           By: /s/ Thomas O Whitener
               -----------------------------       -----------------------------
           Its: Chief Operating Officer        Its: Chief Operating Officer